Exhibit 99.(a)(15)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

26 June 2012

RECOMMENDED CASH OFFER FOR

CRYPTOLOGIC LIMITED

BY

AMAYA GAMING GROUP INC.

CLOSING OF THE OFFER

Summary

On 2 February, 2012, the boards of Amaya Gaming Group Inc. (“Amaya”) and CryptoLogic Limited (“CryptoLogic”) announced the terms of a recommended cash offer (the “Offer”) to be made by Amaya to acquire the entire issued and to be issued ordinary share capital of CryptoLogic (“CryptoLogic Shares”).

On 29 March 2012, Amaya announced that the Offer had become wholly unconditional and that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Ontario time) on 18 April 2012, unless otherwise extended.

On 18 April 2012, Amaya announced that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 2 May 2012, unless otherwise extended.

On 2 May 2012, Amaya announced that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 16 May 2012, unless otherwise extended.

On 16 May 2012, Amaya announced that it had extended the Offer until 3.00 p.m. London time (10.00 a.m. Toronto time) on 30 May 2012, unless otherwise extended and that it had made amendments to the Offer Document.

On 30 May 2012, Amaya announced that it had extended the Offer until 5.00 p.m. London time (12.00 p.m. Toronto time) on 25 June 2012, unless otherwise extended.

The Offer is not being extended again and has now closed and is no longer open for acceptances.

As at 5.00 p.m. London time (12.00 p.m. Toronto time), Amaya has received acceptances giving Amaya control over 12,602,669 CryptoLogic Shares, representing approximately 91.15 per cent. of the issued share capital of CryptoLogic.

Acceptance Levels

As at 5.00 p.m. London time (12.00 p.m. Toronto time) on 25 June 2012, Amaya has received valid acceptances of the Offer in respect of a total of 11,631,040 CryptoLogic Shares representing approximately 84.12 per cent. of the issued share capital of CryptoLogic and approximately 90.47 per cent of CryptoLogic Shares to which the Offer relates.

Amaya acquired each CryptoLogic Share at a price of US$2.535 per CryptoLogic Share (representing approximately C$2.612 and £1.630 per CryptoLogic Share) for a total consideration of US$29,484,686 (representing approximately C$30,375,124 and £18,955,705). The C$ and £ amounts set out above are based on currency exchange rates of 1.0302 and 0.6429 respectively (being the Bloomberg Rates at 5:00 p.m. (London time) on 25 June 2012, the last practicable date prior to the publication of this announcement).

CryptoLogic Shares in respect of which valid acceptances have been received include (i) acceptances received in respect of 11,000 CryptoLogic Shares (representing approximately 0.08 per cent. of the issued share capital of CryptoLogic) which were subject to irrevocable undertakings received from the CryptoLogic Directors and (ii) acceptances received in respect of 2,048,580 CryptoLogic Shares (representing approximately 14.82 per cent. of the issued share capital of CryptoLogic) which were subject to undertakings received from Jemekk Capital Management Inc., Birkenshaw & Company Ltd. and K2 & Associates Investment Management Inc.

Taking into account the existing holding of Amaya of 971,629 CryptoLogic Shares (representing approximately 7.02 per cent. of the issued share capital of CryptoLogic), the total numbers of CryptoLogic Shares over which Amaya now has control is 12,602,669 representing approximately 91.15 per cent. of the issued share capital of CryptoLogic.

Delisting

CryptoLogic has previously notified the NASDAQ of its intent to delist the CryptoLogic Shares from the NASDAQ and filed a Form 25 with the SEC on 15 June 2012. CryptoLogic expects that the last day of trading of the CryptoLogic Shares on the NASDAQ will be on or about 26 June 2012. CryptoLogic has not arranged for its shares to be listed or quoted on any other U.S. national securities exchange or quotation medium. CryptoLogic also intends, subject to fulfilling the required conditions, to apply to the Toronto Stock Exchange for the delisting of the CryptoLogic Shares on such exchange as soon as possible after the expiration of the Offer.

Following the effective date of the delisting from the NASDAQ, CryptoLogic plans to file a Form 15 to terminate the registration of the CryptoLogic Shares under Section 12(g) of the US Exchange Act. CryptoLogic will be eligible to terminate such registration because it has fewer than 300 record holders. Upon filing of the Form 15, CryptoLogic’s obligation to file certain reports with the SEC, including Forms 20-F and 6-K, will immediately be suspended.

Compulsory acquisition

As set out in the Offer Document, Amaya intends to exercise its rights under Part XVIII of the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law (Guernsey)”), to acquire compulsorily the remaining CryptoLogic Shares in respect of which the Offer has not been accepted on the same terms as the Offer.

As a result of Amaya receiving acceptances in respect of, or otherwise acquiring 90 per cent. in value of the shares affected, Amaya will as soon as practicable send notices pursuant to Part XVIII of the Companies Law (Guernsey) to any shareholder who has not accepted the Offer, to acquire compulsorily all outstanding CryptoLogic Shares on the same terms as originally available under the Offer.

Capitalised terms used and not defined in this announcement have the same meanings given to them in the Offer Document dated 17 February 2012 and published on 21 February 2012.

Enquiries

Amaya:

7600 Trans-Canada Highway

Pointe-Claire, Quebec, Canada H9R 1C8

David Baazov, President and CEO Daniel Sebag, CFO	Tel: +1 514 744 3122

Canaccord Genuity (Financial Adviser to Amaya):

Simon Bridges/Kit Stephenson Ben Gibson/Mike Kogan	Tel: +44 (0)207 523 8000 Tel: +1 416 869 7224

CryptoLogic:

David Baazov, Chairman and CEO Daniel Sebag, CFO	Tel: +1 514 744 3122

Deloitte Corporate Finance (Financial Adviser to CryptoLogic):

Jonathan Hinton David Smith	Tel: +44 (0)207 936 3000

Luther Pendragon (PR adviser to CryptoLogic):

Neil Thapar Alexis Gore	Tel: +44 (0)20 7618 9100

Important Notice

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to subscribe for or purchase any securities or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction pursuant to the Offer or otherwise.

Canaccord Genuity, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Amaya and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than Amaya for providing the protections afforded to clients of Canaccord Genuity nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement.

Deloitte Corporate Finance is acting exclusively for CryptoLogic and no one else in connection with the Offer and other matters referred to in this Announcement and will not be responsible to any person other than CryptoLogic for providing the protections afforded to clients of Deloitte Corporate Finance nor for giving advice in relation to the Offer or any other matter or arrangement referred to in this Announcement. Deloitte Corporate Finance is a division of Deloitte LLP, which is authorised and regulated in the United Kingdom by the FSA in respect of regulated activities.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.